SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25
                                                  Commission File Number 0-25714

                           NOTIFICATION OF LATE FILING

(Check One):

 | | Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR

     For Period Ended: March 31, 1998
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     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________


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          Read instruction before preparing form. Please print or type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

     The Aegis Consumer Funding Group, Inc.
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Full Name of Registrant

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Former Name if Applicable

     200 North Cobb Parkway, Suite 428
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Address of Principal Executive Office (Street and Number)

      Marietta, GA  30062
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City, State and Zip Code

PART II -- RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

      [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

                    See Attachment I

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Matthew B. Burns             (770)                       281-7000
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       (Name)                   (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).            [X] Yes [ ]  No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    See Attachment II
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                     The Aegis Consumer Funding Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     May 15, 1998                   By /s/ Matthew B. Burns
    --------------------------------       ---------------------
                                           Matthew B. Burns
                                           President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL  MISSTATEMENTS  OR OMISSIONS  OF FACT  CONSTITUTE  FEDERAL  CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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


            The Aegis Consumer Funding Group, Inc. (the "Registrant")
                                   Form 12b-25
   Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 1998

                                  ATTACHMENT I

         The Registrant's unaudited financial statements required to be included in its Form 10-Q for the quarter ended March 31, 1998 were not completed on or before the date on which such Form 10-Q is required to be filed with the Securities and Exchange Commission. The Registrant has experienced substantial resource constraints in the accounting department following the move of the Registrant's corporate headquarters from Jersey City, New Jersey to Marietta, Georgia and the resignations of key personnel, including its Chief Financial Officer and Controller. This situation led to the hiring of a new Controller and other accounting department personnel since December 1997. The delay in the preparation of the unaudited financial statements was caused by the re-establishment of financial and administrative functions of the Registrant and the training of such new employees.


                                  ATTACHMENT II

         Although the Registrant anticipates that its results of operations during the quarter ended March 31, 1998 will be materially different from those of the comparable period in 1997, a reasonable estimate of such change cannot be made as of the date of this Form 12b-25 for reasons set forth above under Attachment I.